                                                                    Exhibit 99.9

QIAGEN Significantly Expands Magnetic Particle Technology Portfolio with the Acquisition of GenoVision AS


Venlo, The Netherlands, and Oslo, Norway, May 28, 2002 - QIAGEN N.V. (Nasdaq:
QGENF, Neuer Markt: QIA) today announced that it has entered into an agreement to acquire GenoVision AS. The acquisition will provide QIAGEN with unique, automated solutions for the purification of nucleic acids based on GenoVision's proprietary magnetic particle technologies.

GenoVision is focused on the development of reagents and solutions for certain nucleic acid diagnostic markets, such as the HLA market (transplantation diagnostics), in which it has built a leading position. As an integral part of its HLA product offering, GenoVision has developed robust and automated solutions for the purification of certain nucleic acids using proprietary magnetic bead technologies and has recently launched instruments and consumables designed for low to medium throughput automated nucleic acid purification using magnetic particles. In addition, GenoVision has a deep pipeline of additional new product introductions in this area. Magnetic particles solutions such as those developed by GenoVision have broad applicability, high flexibility and scalability and can provide sufficient purification qualities and sensitivities for many other applications. As is also the case with QIAGEN consumables, GenoVision's magnetic bead technologies can be used on QIAGEN's high throughput BioRobot(TM) instrumentation systems as well as on systems from other instrument manufacturers. QIAGEN believes that GenoVision's nucleic acid purification solutions add an attractive product portfolio to QIAGEN's market and technology leadership in nucleic acid purification.

"Genovison's expertise in developing new technologies based on magnetic particles will significantly expand QIAGEN's technological depth with respect to magnetic particle solutions. The acquisition will allow us to accelerate the pace of introductions of state of the art products targeting new and fast growing market segments in which nucleic acid purification can be performed using magnetic particles. As the performance profile of magnetic particles is different from the profile of solutions in QIAGEN's current product portfolio, we expect this addition to be highly synergistic," said Dr. Joachim Schorr, QIAGEN's Vice President of Research and Development. "The integration of GenoVison's business with our own will lead to an expansion of QIAGEN's development portfolio by adding proprietary, highly flexible and scalable magnetic bead technologies which meet significant customer demand in a number of different life science application areas such as research and clinical use. Norwegian companies and universities have always had a leading position in the development of magnetic bead technologies and we are now excited to now have a center of excellence in Oslo and many interfaces with leading Scandinavian institutions for the continued development of magnetic particle technologies for nucleic acid purification."

"GenoVision has built an exciting position in developing solutions for automated isolation of nucleic acids using magnetic bead technologies", added Marten Wigst0l, President and CEO of GenoVision. "We are extremely pleased and excited to join the world's leading provider of enabling technologies for purification, separating and handling of nucleic acids. This is a huge opportunity to further commercialize our technology and a big motivation for our employees."

Subject to the terms of the acquisition agreement, QIAGEN will pay approximately US$ 14 million in cash and, in addition, issue approximately 940.000 shares of its common stock (valued at approximately US$ 14 million) in exchange for all of the outstanding capital stock of GenoVision AS. In addition, QIAGEN has agreed to pay a success fee of up to US$ 3 million based on GenoVision's performance in the twelve months following the acquisition. The parties anticipate that the closing of the transaction will occur on or about June 30, 2002. QIAGEN expects to incur charges relating to the acquisition of approximately US$ 2.5 million. Excluding the effect of these charges (approximately $ 0.02 per share), QIAGEN expects this transaction to contribute US$ 5 million in revenues and US$ 1 million in losses in 2002 and US$ 13 in revenues and US$ 1 million in net income in 2003.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.
                                                                --------------

About GenoVision

GenoVision is an innovative biotechnology company with extensive expertise in
                                                                 ------------
magnetic sample preparation of nucleic acids with a worldwide commercial sales
--------------------------------------------
network. Initially focusing on HLA diagnostics, GenoVision has developed products and protocols for the direct isolation of DNA and RNA from a variety of sample sources, such as, dried blood, leucocytes, serum, buccal cells, cultured cells, biopsy samples, paraffin embedded tissue sections, animal tissue and yeast cells. GenoVision offers an automated solution with a complete walk-away robotic system for the isolation and purification of nucleic acids using its proprietary magnetic particle technology. GenoVision was formed in 1998. Production, research and development are based in Oslo, Norway. The Oslo headquarters also provides sales services for the Nordic region. There are commercial offices in Vienna, Austria and West Chester, Pennsylvania USA in the Philadelphia area, and a worldwide distribution network. Further information on GenoVision can be found at www.genovision.com
                           ------------------

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

                                       ###

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002